September 25, 2015

VIA EDGAR
Ms. Ashley K. Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, DC 20549

Re: Amana Mutual Funds Trust (the "Trust")
File Nos. 002-96924; 811-04276

Dear Ms. Vroman-Lee:

Reference is made to Post-Effective Amendment Nos. 43 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") filed on July 14, 2015 with the U.S. Securities and Exchange Commission (the "Commission") via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act").¹

This letter responds to comments you provided during a telephone call on August 25, 2015, with the undersigned, the Chief Legal Officer for Saturna Capital Corporation, the investment adviser and administrator for the Trust and each of its series (the "Fund" or "Funds," as the context may require), regarding the Registration Statement. Your comments, and the Trust's responses thereto, are summarized below. Post-Effective Amendment No. 44 to the Registration Statement, which will be filed with the Commission on September 25, 2015 and is to become effective on September 28, 2015 (the "Amendment"), reflects changes made in response to your comments.

Comments to applicable all Funds are presented only once and comments relevant to a particular Fund are identified by reference to that Fund. Capitalized terms used but not defined herein have the same meanings given to them in the Registration Statement.

Part A — Prospectus

1. Please file Tandy representations as EDGAR correspondence.

Response: The requested representations are included herein and filed as EDGAR correspondence.

______________________________________

¹ Accession No 0000766285-15-000011.

Ms. Vroman-Lee
September 25, 2015

2. For the Amana Income Fund, please state that the Fund invests primarily in "dividend-paying" stocks.

Response: We have made the requested change.

3. For the Amana Income Fund, please confirm whether the Fund may invest in securities related below investment grade and, if so, please add relevant risk disclosure regarding investments in junk bonds.

Response: The Fund does not invest in securities rated below investment grade.

4. For the Amana Income Fund, please confirm whether the Fund may invest in small cap companies and companies in emerging markets.

Response: The Fund does not invest in these types of securities as part of its principal investment strategies.

5. For all Funds, please consider listing the principal investment risks using bullets or sub-headings and include a sub-heading titled "Strategy Risk" for the disclosure regarding the Fund's restrictions on investing in certain industries, sectors and securities.

Response: We have made the requested change.

6. For the Amana Growth Fund, please confirm whether the Fund may invest in small cap companies and companies in emerging markets and, if so, please add relevant disclosure.

Response: The Fund may invest in small cap companies and we have included a sub-heading titled "Small Cap Risk." The Fund does not invest in companies in emerging markets as part of its principal investment strategies.

7. For Amana Developing World Fund, please confirm whether the Fund may invest in frontier markets and, if so, please state the methodology for identifying such markets.

Response: As stated in the Registration Statement, the Fund invests in companies with significant exposure to countries with developing economies and markets and the Registration Statement contains a list of such countries. Accordingly, the Fund does not use a methodology for sub-classifying emerging and frontier markets.

8. For Amana Participation Fund, in the strategy section please provide further clarifying disclosure between sukuk and conventional bonds; please make specific reference to "junk bonds."

Response: We have made the requested change.

9. For Amana Participation Fund, please clarify in the disclosure whether Patrick Drum is responsible for the day-to-day management of the Fund.

Ms. Vroman-Lee
September 25, 2015

Response: We have made the requested change.

Statement of Additional Information —— Part B

10. For Amana Participation Fund, please clarify the Fund's concentration policy in light of the carve-out for the Fund.

Response: The Fund's concentration policy (and associated risk) is stated in the prospectus.

Part C

11. Please include the disclosure referenced under Rule 484 of Regulation C under the Securities Act.

Response: We have made the requested change.

*     *     *     *     *

The Trust acknowledges in connection with this filing: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you can reach me by phone at (360) 594-9900, extension 311, or via email at trp@saturna.com.

Sincerely,

Thomas R. Phillips
Chief Legal Officer